BRF S.A.

A Public Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

FINAL SYNTHETIC VOTING MAP

EXTRAORDINARY GENERAL MEETING

Meeting to be held on January 17, 2022

BRF S.A. (“BRF” or “Company”) (BM&FBovespa: BRFS3; NYSE: BRFS), pursuant to article 21-W, sixth paragraph, item I, of CVM Instruction #481 of December 17, 2009, hereby provides its shareholders with the final synthetic voting map of the Extraordinary General Meeting held on January 17, 2022, which consolidates the remote votes sent directly to the Company and through custody and bookkeeping agents, the votes delivered in person and through the remote participation system made available by the Company, as attached.

São Paulo, January 17, 2022

Carlos Alberto Bezerra de Moura

Chief Financial and Investor Relations Officer

BRF S.A.